UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒  Annual Report Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the year ended December 31, 2001

Zebra Technologies Corporation Profit Sharing and Savings Plan
(Full title of the Plan)

Zebra Technologies Corporation
(Exact name of issuer of securities pursuant to the Plan)

Delaware	36-2675536
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

333 Corporate Woods Parkway, Vernon Hills, IL 60061
(Address of principal executive offices) (Zip Code)

(847) 634-6700
(Registrant’s telephone number, including area code)

Independent Auditors’ Report

The Plan’s Trustees
Zebra Technologies Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                                /s/  KPMG LLP

Chicago, Illinois

June 21, 2002

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	December 31,	December 31,
Assets:	2001	2000

Investments, at fair value	$41,273,937	$33,311,179

Receivables
Employer contributions	1,107,594	1,335,013
Employee contributions	57,606	116,127
Total receivables	1,165,200	1,451,140

Cash and cash equivalents	201	630
Net assets available for benefits	$42,439,338	$34,762,949

See accompanying notes to financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	December 31,	December 31,
	2001	2000
Contributions:
Participant	$4,766,212	$4,450,725
Employer matching	1,291,996	1,127,540
Employer profit sharing	1,090,593	1,300,555
Total contributions	7,148,801	6,878,820

Distributions:
Benefit payments	3,045,574	2,255,829
Total distributions	3,045,574	2,255,829

Earnings (losses):
Interest income	28,759	154,527
Dividend income	757,511	2,508,214
Net depreciation in fair value of investments	(1,179,815)	(6,168,497)
	(393,545)	(3,505,756)
Other:
Transfer from other plans	3,966,707	4,571,373

Net increase	7,676,389	5,688,608

Net assets available for benefits:
Beginning of year	34,762,949	29,074,341
End of year	$42,439,338	$34,762,949

See accompanying notes to financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)         Description of Plan

The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

                              General

The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 1, 2001, the Company changed the plan trustee and recordkeeper from Wilmington Trust and AMG, respectively, to T. Rowe Price.

During 1999, the Company purchased Eltron International, Inc. (Eltron). Effective January 1, 2000, the plan assets of Eltron’s profit sharing plan were merged into the Plan.

During 2000, the Company purchased Comtec Information Systems, Inc. (Comtec). Effective April 1, 2001, the plan assets of Comtec’s profit sharing plan were merged into the Plan.

                              Contributions

Participants may contribute 1% to 15% of eligible compensation on a pretax basis within certain specified limitations. In addition to the Company match of 50% of the participants’ first 6% of eligible compensation, the Plan permits discretionary profit sharing contributions by the Company.

                              Number of Participants

As of December 31, 2001, a total of 1,824 employees participated in the Plan.

                              Vesting

Participant contributions, and earnings thereon, vest immediately. Employer contributions, and earnings thereon, vest ratably over five years, as follows:

	Percent vested

Less than one year		%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

                              Payment of Benefits

Benefits are recorded when paid. Payment of benefits are in the form of lump sum distributions.

Hardship/Withdrawals

Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

                              Loans to Participants

Loans are available to plan participants at the prime interest rate (as published by American National Bank of Chicago), under circumstances as described in the Plan. Loans to plan participants are secured by their vested balance and may not exceed the lesser of 50% of their vested balance or $50,000.

                              Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA.

(2)      Summary of Significant Accounting Policies

                              Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

                              Investments

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments is determined on an average cost basis.

                              Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)         Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 17, 1993, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (IRC) and therefore, the related trust is exempt from tax under Section 501(a) of the IRC.

The Plan has been amended and restated since receiving the determination letter. The Plan’s trustee and administrator, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)         Administrative Expenses

Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures, such expenses are paid by the Company. The Company paid expenses in the amount of $0 and $53,515 for the years ended December 31, 2001 and 2000, respectively. It is not the intention of the Company to obtain reimbursements from the Plan for expenses that are paid on behalf of the Plan.

       (5)       Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000, respectively.

	2001	2000

Pimco Total Return	$4,250,162	—
Equity Index Trust	2,887,309	—
TWC Galileo Select Equities	5,729,123	—
Prime Reserve Fund	5,769,485	—
Royce Opportunity Fund	2,360,105	—
Dividend Growth Fund	10,538,945	—
AIM Value Fund	—	5,647,220
Alex Brown Money Market Fund	—	3,993,105
GAM International Fund	—	2,017,124
MAS Value Fund	—	3,825,181
Putnam New Opportunities Fund	—	7,332,956
Strong Government Securities Fund	—	2,916,976

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2001	2000

Mutual funds	$(1,473,162)	(5,586,490)
Common stock of Zebra Technologies Corporation	293,347	(582,007)

	$(1,179,815)	(6,168,497)

(6)                           Transactions with Related Parties

The Zebra Stock Fund at December 31, 2001 and 2000 included 35,717 shares and 38,688 shares, respectively, of common stock of the Company with fair values of $1,982,649 and $1,578,470, respectively.

Schedule 1

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2001

	Units/number
Description	of shares	Fair value

Fidelity Magellan Fund	12,667	$1,320,189
Pimco Total Return Admin	406,325	4,250,162
Tradelink Investments	57,303	57,303
Equity Index Trust	93,653	2,887,309
Personal Strategy-Income	9,492	121,587
Personal Strategy-Balanced	128,502	1,939,101
Personal Strategy-Growth	24,748	434,082
TWC Galileo Select Equities	348,911	5,729,123
RS Diversified Growth Fund	20,681	481,046
International Stock Fund	158,499	1,741,900
International Discovery	4,019	77,076
Prime Reserve Fund	5,769,485	5,769,485
Royce Opportunity Fund	262,818	2,360,105
Dividend Growth Fund	506,924	10,538,945
* Zebra Stock Fund	35,717	1,982,649
Participant loans, 7.75% — 9%, maturing January 2002 through September 2013		1,583,875

Net assets held for investment purposes		$41,273,937

*Denotes party-in-interest.

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zebra Technologies Corporation
Profit Sharing and Savings Plan

July 1, 2002	By:	/s/ Edward Kaplan
Edward Kaplan
Plan Trustee